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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                        ROSEDALE DECORATIVE PRODUCTS LTD
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                  777335 10 0
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                                 (CUSIP Number)

                                  Samuel Nolan
                              Lynch Talbot Limited
                                    3d Floor
                               La Chasse Chambers
                           St Helier, Jersey JE2 4UE
                                Channel Islands
                              011.44.1534.636.911
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 31st May 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 777335 10 0                13D                       PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Lynch Talbot Limited
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Jersey, Channel Islands
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                7   SOLE VOTING POWER
  NUMBER OF
                    280,800
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    280,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     280,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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Item 1.       Security and Issuer

              (a) Name of Issuer:
                  Rosedale Decorative Products Ltd

              (b) Class of Equity Securities to which this Filing Relates:
                  Common Stock, no par value

              (c) Address of Issuer's Principal Executive Offices:
                  Rosedale Decorative Products Ltd
                  731 Millway Avenue, Concord, Ontario, Canada L4K 3S8

Item 2.       Identity and Background

              (a) Name of Person Filing:
                  Lynch Talbot Limited

              (b) Address of Principal Business Office:
                  Lynch Talbot Limited
                  Third Floor, La Chasse Chambers,
                  St Helier, Jersey JE2 4UE, Channel Islands

              (c) Place of Organization:
                  Jersey, Channel Islands

              (d) Has the person filing, in the past five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

                  No.

              (e) Has the person filing, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

                  No.

Item 3.       Source and Amount of Funds

              All funds for purchases to date have been made with working capital of the reporting person, and it is anticipated that any future purchases will also be made from working capital. The reporting person has to date spend $278,184.80 acquiring common stock of the Issuer.

Item 4.       Purpose of Transaction

              The acquisition of common stock of the Issuer has been made for investment purposes. The reporting person may, from time to time and in accordance with any applicable restrictions imposed by law, continue to acquire further shares of common stock of the Issuer. The reporting person may seek representation on the Board of Directors of the Issuer.

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Item 5.       Interest in Securities of the Issuer

              (a) Aggregate Number and Percentage of Shares:
                   280,800; 10.1% of common stock of Issuer

              (b) Number of Shares Beneficially Owned With:
                  Sole Voting Power
                     280,800
                  Shared Voting Power
                     None
                  Sole Dispositive Power
                     280,000
                  Shared Voting Power
                     None

              (c) Describe all transactions in the class of securities
                  reported on that were effected in the past 60 days:

              All transactions below were effected in the name of the reporting party in open market trades on the NASDAQ SmallCap market through Dalton Kent Securities, New York.


              Date                Number of Shares           Price per Share
              02/23/01                 5,000                     $1.13
              03/01/01                11,100                     $1.00
              03/02/01                 2,500                     $1.02
              03/06/01                 2,600                     $1.02
              03/07/01                 9,000                     $0.99
              03/09/01                 6,500                     $0.97
              03/12/01                11,300                     $1.12
              05/31/01                29,500                     $0.90

              (d) If any other person has a right to receive or the power to direct the receipts of dividends from, or the proceeds from the sales of, such securities, a statement to that effect should be included.

                  Not applicable.

              (e) If applicable, state the date on which the reporting
                  person ceased to be the beneficial owner of more than five percent of the class of securities.

                  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

              Not Applicable.

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Item 7.       Items to be Filed as Exhibits.

              Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  5th July 2001

LYNCH TALBOT LIMITED


/s/ Samuel Nolan
-----------------
Samuel Nolan
Executive Officer


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